UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE TO

           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                               (Amendment No. 9)

                         Fox Entertainment Group, Inc.
                      (Name of Subject Company (Issuer))

                               News Corporation
                             Fox Acquisition Corp
                      (Name of Filing Persons (Offerors))

                Class A Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                   35138T107
                     (CUSIP Number of Class of Securities)

                           Lawrence A. Jacobs, Esq.
                               News Corporation
                             Fox Acquisition Corp
                          1211 Avenue of the Americas
                           New York, New York 10036
                                (212) 852-7000
         (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)


                                   Copy to:

      Amy Bowerman Freed, Esq.                 Lou R. Kling, Esq.
       Hogan & Hartson L.L.P.                  Howard L. Ellin, Esq.
          875 Third Avenue             Skadden, Arps, Slate, Meagher & Flom LLP
         New York, NY 10022                    Four Times Square
          (212) 918-3000                     New York, NY 10036-6522
                                                (212) 735-3000


|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         |X|      third-party tender offer subject to Rule 14d-1.

         |_|      issuer tender offer subject to Rule 13e-4.

         |_|      going-private transaction subject to Rule 13e-3.

         |_|      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

         This Amendment No. 9 amends and supplements the Tender Offer Statement on Schedule TO (this "Schedule TO") filed on January 10, 2005 by News Corporation, a Delaware corporation, and Fox Acquisition Corp, a Delaware corporation and a wholly owned direct subsidiary of News Corporation, as amended by Amendment No. 1 thereto on January 10, 2005, Amendment No. 2 thereto on January 25, 2005, Amendment No. 3 thereto on January 27, 2005, Amendment No. 4 thereto on February 3, 2005, Amendment No. 5 thereto on February 8, 2005, Amendment No. 6 thereto on February 28, 2005, Amendment No. 7 thereto on March 3, 2005 and Amendment No. 8 thereto on March 4, 2005. This Schedule TO relates to the offer by Fox Acquisition Corp to exchange (the "Exchange Offer") 2.04 shares of News Corporation Class A common stock, par value $0.01 per share (including the associated preferred stock purchase rights) for each outstanding share of Fox Entertainment Group, Inc. ("Fox") Class A common stock on terms and conditions contained in the prospectus related to the Exchange Offer dated February 2, 2005, as supplemented (the "Prospectus") and the related Letter of Transmittal.

         The information set forth in the Prospectus and in the related Letter of Transmittal is incorporated herein by reference.

         On March 14, 2005, News Corporation announced that it has received a private letter ruling from the Internal Revenue Service ("IRS") relating to its previously announced internal restructuring transactions and has completed those transactions.

         The completion of the internal restructuring transactions and the receipt of the IRS private letter ruling are both conditions to the completion of the Exchange Offer.

         The Exchange Offer remains subject to other conditions, including the condition that there must be validly tendered a majority of the outstanding shares of Fox Class A common stock not beneficially owned by News Corporation or its affiliates, directors and executive officers or the directors and executive officers of Fox, and is currently scheduled to expire at 12:00 Midnight, New York City time, on March 18, 2005, unless extended.

Item 12. Exhibits.

(a)(39) Press Release issued by News Corporation on March 14, 2005 (incorporated by reference from Exhibit 99.1 to News Corporation's Form 8-K filed on March 14, 2005).

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                               News Corporation


                                               By:    /s/ Lawrence A. Jacobs
                                                  ---------------------------
                                               Name:  Lawrence A. Jacobs
                                               Title: Senior Executive Vice
                                                      President and Group
                                                      General Counsel


                                               Fox Acquisition Corp


                                               By:    /s/ Lawrence A. Jacobs
                                                  ----------------------------
                                               Name:  Lawrence A. Jacobs
                                               Title: Senior Executive Vice
                                                      President, General Counsel

Date: March 15, 2005

                                 EXHIBIT INDEX

  Exhibit
  Number                     Exhibit Description
  ------                     -------------------

(a)(39) Press Release issued by News Corporation on March 14, 2005 (incorporated by reference from Exhibit 99.1 to News Corporation's Form 8-K filed on March 14, 2005).